U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the month of October 2004

Comission File Number 32297

CPFL Energy Incorporated
(Translation of registrant's name into English)

Rua Ramos Batista, 444, 13° andar
CEP 04552-020 São Paulo, São Paulo
Federative Republic of Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

NOTICE TO THE MARKET

Companhia Piratininga de Força e Luz ("Piratininga") and its controlling shareholder CPFL Energia S.A. ("CPFL Energia") convey to the market that the Brazilian Electric Energy Agency - ANEEL, in connection with the tariff revision process initiated in 2003 and applicable for the 4 subsequent years, issued Ruling ( Resolução Homologatória ) nº 245 on October 18, 2004, which changed to 10.51% the 18.08% tariff revision index previously released on October 23, 2003. This change was due to a revision, by ANEEL, of one of the variables ( Base de Remuneração ) that form Parcel B of the distribution tariff.

This decision will only become final upon ANEEL's validation of a report on Piratininga's assets ( Laudo de Avaliação da Base de Remuneração ), which was prepared by consultants accredited by ANEEL and was already delivered to such regulatory agency by Piratininga. Nevertheless, Piratininga's management has decided to incorporate the effects of such decision already in its 3 rd Quarter 2004 earnings .

Moreover, under the annual tariff readjustment provided by applicable regulation, Piratininga's tariffs were also readjusted on average in 14.00% through ANEEL's Resolution nº 246 ( Resolução nº 246) dated October 18, 2004. Such readjustment shall be applicable to the 12-month period beginning on October 23, 2004 and ending on October 22, 2005, and shall be computed in addition to the tariff revision provided by Ruling nº 245/2004 .

São Paulo, October 28, 2004

José Antonio de Almeida Filippo

Director of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2004

CPFL ENERGIA S.A.

By: /s/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
--------------------------------------------------------------------------------
Name: José Antonio de Almeida Filippo
Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.